UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Releases Its First ESG Insight Review”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2023	NOVA LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail: investors@novami.com
Nova’s website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal
MS-IR LLC
Tel: +917-607-8654
E-mail: msegal@ms-ir.com

 Nova Releases Its First ESG Insight Review

Rehovot, Israel, April 4, 2023 - Nova (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today announced that it has published the Company’s first Environmental, Social, and Governance (ESG) Insight Review. The Review provides details on the Company's ESG strategy and its principles.

“Nova’s sustainable growth over the years is based on our ability to combine a unique people-centric culture with a distinctive innovative technology and advanced social engagement programs for the benefit of societies around us,” said Gaby Waisman, President and CEO of Nova. “We are working towards embedding ESG principles into our operating model, business management and decision-making processes, leveraging our journey from ‘Dream to Win’, which are the core values of the Company.”

“As a public company, Nova recognizes its corporate responsibility to achieve success while also creating a positive impact on society and the environment. Nova aspires to continue its growth trajectory by positively impacting the world around us, creating meaningful social impact, and exhibiting ethical and responsible behavior for the benefits of society and its stakeholders,” said Eitan Oppenhaim, Executive Chairman of Nova’s Board of Directors.

The review reflects a strategic process outcome that identified the significant ESG topics for Nova and sets clear goals and milestones for the next few years. It is also a major milestone on the Company’s journey toward meeting the goals of the “Nova 1B” strategic plan.

Nova’s vision is to become a more active influencer in creating a sustainable and equitable future. The ESG strategy is built on four pillars that the Company aims to interlace across its daily operations and culture:
•	Governance – elevating ethical and corporate governance methods.
•	People and Social Impact – with a focus on both the individual and the surrounding communities.
•	Innovative Approach – connecting technical roadmap to unique culture for long-term impact.
•	Environment and Supply Chain – managing efficiently footprint, energy and sustainable supply chain.

The review was composed in accordance with the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) guidelines, and the United Nations Sustainable Development Goals (SDGs).

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events such as the outbreak of COVID-19; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; political, economic and military instability in Israel including related to the potential changes to the judicial system; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 28, 2023. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.